AXA VIP PREMIER TRUST

1290 Avenue of the Americas

New York, New York 10104

August 3, 2009

VIA IDEA

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Definitive Combined Proxy Statement and Prospectus and Statement of
Additional Information from the Registration Statement on Form N-14 of AXA
Premier VIP Trust (File No. 333-160208)

Dear Mr. Oh:

In connection with the filing by AXA Premier VIP Trust (“Registrant”), the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) comments by the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely, AXA VIP PREMIER TRUST

By:	/s/ Patricia Louie
Patricia Louie Vice President and Secretary

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